OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Stifel Financial Corp.
(Name of Issuer)
Common Stock, par value $0.15 per share
(Title of Class of Securities)
860630102
(CUSIP Number)
BankAtlantic Bancorp, Inc.
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309
Attn: Alan B. Levan, Chairman of the Board and Chief Executive Officer
(954) 940-5020
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 28, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	860630102

1	NAMES OF REPORTING PERSONS: BankAtlantic Bancorp, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	I.R.S. No 65-05070804

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO(1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		2,377,354

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,377,354

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,377,354

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	15.99%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) See Item 3 below.

Item 1: Security and Issuer
     The class of equity securities to which this Schedule 13D relates is the common stock, $0.15 par value per share, of Stifel Financial Corp, a Delaware corporation (“Stifel”). Stifel’s principal executive offices are located at One Financial Plaza, 501 N. Broadway, St. Louis, MO 63102.
Item 2: Identity and Background
     This Schedule 13D is filed by BankAtlantic Bancorp, Inc., a Florida corporation (“Bancorp”). Bancorp is a Florida-based financial services holding company and is principally engaged through its subsidiary, BankAtlantic, in consumer and commercial banking. Bancorp’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
     BFC Financial Corporation, a Florida corporation (“BFC”), may be deemed to control Bancorp by virtue of its ownership of shares representing approximately 55% of Bancorp’s total voting power. BFC is a diversified holding company that invests in and acquires businesses in diverse industries. BFC’s principal executive offices are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. BFC expressly disclaims beneficial ownership of the shares of Stifel common stock owned by Bancorp.
     All executive officers and directors of Bancorp and BFC are United States citizens. Information as to the identity and background of the executive officers, directors and control persons of Bancorp and BFC is set forth on Appendix A attached hereto, which is incorporated herein by reference.
     During the last five years, neither Bancorp, BFC, nor, to the best of their knowledge, any of their respective executive officers, directors or control persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3: Source and Amount of Funds or Other Consideration
     On January 8, 2007, an Agreement and Plan of Merger (the “Merger Agreement”) was entered into by and among Stifel, SF RB Merger Sub, Inc., a wholly-owned subsidiary of Stifel (“Merger Sub”), Ryan Beck Holdings, Inc., a New Jersey corporation wholly owned by Bancorp (“RB Holdings”), and Bancorp. RB Holdings is the parent company of Ryan Beck & Co., Inc., a full service broker-dealer headquartered in Florham Park, New Jersey (“Ryan Beck”). On February 28, 2007, RB Holdings was merged with and into Merger Sub (the “Merger”) pursuant to the terms and conditions of the Merger Agreement, with Merger Sub surviving the Merger as a wholly-owned subsidiary of Stifel.
     Pursuant to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Bancorp received an aggregate of 2,377,354 shares of Stifel common stock and cash in the approximate amount of $2.5 million. Additionally, subject to the approval of Stifel’s shareholders, Bancorp will receive five-year warrants to purchase approximately 480,500 shares of Stifel common stock at an exercise price of $36.00 per share. In the event that Stifel’s shareholders do not approve the issuance of such warrants before June 30, 2007, Bancorp will receive cash in the approximate amount of $19.2 million in lieu thereof. The Merger Agreement further provides that Bancorp shall be entitled to receive contingent earn-out payments based on (a) defined private client revenues of Ryan Back during the two-year period commencing on February 28, 2007 up to a maximum of $40,000,000 and (b) defined investment banking revenues of Ryan Beck equal to 25% of the amount that such revenues exceed $25,000,000 during each of the two consecutive twelve-month periods commencing on February 28, 2007. Each of the contingent earn-out payments is payable, at Stifel’s election, in cash or shares of Stifel common stock.

Item 4: Purpose of Transaction
     The information contained in Item 3 above is hereby incorporated by reference. Other than the shares of Stifel common stock underlying the warrants issuable to Bancorp upon approval by Stifel’s shareholders and the shares of Stifel common stock which may be issued to Bancorp in satisfaction of the contingent earn-out payments, in each case, in connection with the Merger and as more fully described in Item 3 above, neither Bancorp or BFC, nor, to the best of their knowledge, any of their respective directors, executive officers or control persons, currently has any plans or proposals with respect to any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5: Interest in Securities of the Issuer
     (a) Bancorp beneficially owns 2,377,354 shares of Stifel common stock, representing approximately 15.99% of the issued and outstanding shares of Stifel common stock. Other than the shares of Stifel common stock received by Bancorp in the Merger, neither BFC nor, to the best of Bancorp's and BFC's knowledge, any of the directors, executive officers or control persons of Bancorp and BFC, beneficially owns any shares of Stifel common stock.
     (b) Bancorp has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 2,377,354 shares of Stifel common stock.
     (c) Other than as set forth herein, neither Bancorp or BFC, nor, to the best of their knowledge, any of their respective executive officers, directors or control persons, has effected any transaction in any shares of Stifel common stock during the past 60 days.
     (d) No person other than Bancorp is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,377,354 shares of Stifel common stock.
     (e) Not applicable.
Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Concurrent with the execution and delivery of the Merger Agreement, Bancorp entered into a voting agreement (the “Voting Agreement”) with Stifel and certain stockholders of Stifel pursuant to which, among other things, each such stockholder agreed to vote in favor of the transactions contemplated by the Merger Agreement, including, without limitation, the issuance of the warrants.
     In connection with the Merger, Bancorp and Stifel entered into a registration rights agreement pursuant to which Stifel has agreed to register the shares of Stifel common stock issued in connection with the Merger (including, to the extent issued, the shares of Stifel common stock issuable upon exercise of the warrants) and to grant Bancorp certain incidental “piggy-back” registration rights. Pursuant to the terms of such registration rights agreement, Bancorp has agreed that, other than in private transactions, it will not, without Stifel’s consent, sell more than one-third of the shares of Stifel common stock received by it within the year following the initial registration of such securities nor more than two-thirds of the shares of Stifel common stock received by it within the two-year period following the initial registration of such securities.
     Other than as described in this Schedule 13D, neither Bancorp, BFC, nor, to the best of their knowledge, any of their respective executive officers, directors or control persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Stifel, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of Stifel.
     The descriptions of the Merger Agreement and the Voting Agreement contained in this Schedule 13D do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting

Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, and are incorporated herein by reference.
Item 7: Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of January 8, 2007, by and among Stifel Financial Corp., SF RB Merger Sub, Inc., Ryan Beck Holdings, Inc. and BankAtlantic Bancorp, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of BankAtlantic Bancorp, Inc. filed with the Securities and Exchange Commission on January 12, 2007).

Exhibit 2	Voting Agreement, dated as of January 8, 2007, by and among BankAtlantic Bancorp, Inc., Stifel Financial Corp., and the individual stockholders of Stifel Financial Corp. listed on Schedule I attached thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of BankAtlantic Bancorp, Inc. filed with the Securities and Exchange Commission on January 12, 2007).

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
March 9, 2007
Date

BANKATLANTIC BANCORP, INC.
/s/ James A. White
Signature

James A. White/Chief Financial Officer
Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

APPENDIX A
IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
     BANKATLANTIC BANCORP, INC.

Name and Position with BankAtlantic Bancorp, Inc. or BankAtlantic	Employer and Address	Position
John E. Abdo Vice Chairman of the Board of Directors of BankAtlantic Bancorp, Inc. and BankAtlantic	BFC Financial Corporation
BankAtlantic Bancorp, Inc.
BankAtlantic
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Levitt Corporation
2200 West Cypress Creek Road
	Fort Lauderdale, Florida 33309	Vice Chairman of the Board of Directors of BFC Financial Corporation, BankAtlantic Bancorp, Inc., BankAtlantic and Levitt Corporation
Mark D. Begelman Executive Vice President, Store Real Estate & Construction and Marketing and Chief Marketing Officer of BankAtlantic	BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President, Store Real Estate & Construction and Marketing and Chief Marketing Officer
D. Keith Cobb Director	Self-employed c/o BFC Financial Corporation and BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Business Consultant and Strategic Advisor
Steven M. Coldren Director	Business Information Systems, Inc. 1350 N.E. 56th Street Suite 300 Fort Lauderdale, Florida 33334	President
Lloyd B. DeVaux Executive Vice President and Chief Operating Officer of BankAtlantic Bancorp, Inc. and BankAtlantic	BankAtlantic Bancorp, Inc. BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Operating Officer of BankAtlantic Bancorp, Inc. and BankAtlantic
Bruno L. DiGiulian Director	Ruden, McClosky, Smith, Schuster & Russell, P.A. c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Of Counsel
Mary E. Ginestra Director	Self-employed c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Private Investor
Willis N. Holcombe Director	c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Retired

Alan B. Levan Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc. and Chairman of the Board of Directors of BankAtlantic	BFC Financial Corporation
BankAtlantic Bancorp, Inc.
BankAtlantic
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Bluegreen Corporation
4960 Conference Way North
Suite 100
	Boca Raton, Florida 33431	Chairman of the Board of Directors, Chief Executive Officer and President of BFC Financial Corporation, Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc. and Levitt Corporation and Chairman of the Board of Directors of BankAtlantic and Bluegreen Corporation
Jarrett S. Levan Director and President of BankAtlantic Bancorp, Inc. and Chief Executive Officer of BankAtlantic	BankAtlantic Bancorp, Inc. BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	President of BankAtlantic Bancorp, Inc. and Chief Executive Officer of BankAtlantic
David A. Lieberman Director	University of Miami c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Senior Vice President for Business and Finance
Jay C. McClung Executive Vice President and Chief Risk Officer of BankAtlantic	BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Risk Officer
Susan D. McGregor Executive Vice President, Human Resources of BankAtlantic Bancorp, Inc. and BankAtlantic	BankAtlantic Bancorp, Inc. BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President, Human Resources of BankAtlantic Bancorp, Inc. and BankAtlantic
Lewis F. Sarrica Executive Vice President and Chief Investment Officer of BankAtlantic	BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Investment Officer
Marcia K. Snyder Executive Vice President, Commercial Lending Division of BankAtlantic	BankAtlantic 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President, Commercial Lending Division
James A. White Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp, Inc.	BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President and Chief Financial Officer
Charlie C. Winningham, II Director	c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Retired

BFC FINANCIAL CORPORATION

Name and Position with BFC Financial Corporation	Employer and Address	Position
John E. Abdo Vice Chairman of the Board of Directors	BFC Financial Corporation
BankAtlantic Bancorp, Inc.
BankAtlantic
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Levitt Corporation
2200 West Cypress Creek Road
	Fort Lauderdale, Florida 33309	Vice Chairman of the Board of Directors of BFC Financial Corporation, BankAtlantic Bancorp, Inc., BankAtlantic and Levitt Corporation
Phil Bakes Managing Director and Executive Vice President	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Managing Director and Executive Vice President
D. Keith Cobb Director	Self-employed c/o BFC Financial Corporation and BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Business Consultant and Strategic Advisor
Glen R. Gilbert Executive Vice President, Chief Financial and Accounting Officer and Secretary	BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Executive Vice President, Chief Financial and Accounting Officer and Secretary
Earl Pertnoy Director	Self-employed c/o BFC Financial Corporation 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Real Estate Investor and Developer
Alan B. Levan Chairman of the Board of Directors, Chief Executive Officer and President	BFC Financial Corporation
BankAtlantic Bancorp, Inc.
BankAtlantic
2100 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, Florida 33309

Bluegreen Corporation
4960 Conference Way North
Suite 100
	Boca Raton, Florida 33431	Chairman of the Board of Directors, Chief Executive Officer and President of BFC Financial Corporation, Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic Bancorp, Inc. and Levitt Corporation and Chairman of the Board of Directors of BankAtlantic and Bluegreen Corporation
Neil Sterling Director	The Sterling Resources Group, Inc. 2132 Bayview Drive Fort Lauderdale, Florida 33305	Principal
Oscar Holzmann Director	University of Miami c/o BankAtlantic Bancorp, Inc. 2100 West Cypress Creek Road Fort Lauderdale, Florida 33309	Associate Professor of Accounting

Mr. Alan B. Levan and Mr. John E. Abdo may be deemed to control BFC Financial Corporation.